                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  23 July 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	23rd July 2010

AIB - CEBS STRESS TEST

Allied Irish Banks, p.l.c.
("AIB") [NYSE: AIB] welcomes today's earlier announcements of the EU wide stress testing exercise co-ordinated by the Committee of European Banking Supervisors (CEBS) in cooperation with the European Central Bank and under the supervision of the Central Bank and Financial Regulator. The now published results confirm that in all scenarios tested AIB exceeds the threshold of 6% Tier 1 capital adequacy ratio agreed exclusively for the purpose of the stress testing exercise. As part of the disclosure process, AIB agreed to outline its sovereign exposures as at 31st March 2010 and this information is appended.

For ease of reference, the results of the AIB stress test are also appended.

-ENDS-

For further information please contact:-

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Allied Irish Banks plc - July 2010 Stress Test Results

·
Allied Irish Banks plc (AIB)
was subject to the 2010 EU-wide stress testing exercise coordinated by the
Committee of European Banking Supervisors (CEBS)
, in cooperation with the
European Central Bank (ECB)
, and under the supervision of
The Central Bank
and
Financial Regulator.
AIB
acknowledges the outcomes of the EU-wide stress tests.

·
This stress test complements the risk management procedures and regular stress testing programmes set up in
AIB
under the Pillar 2 framework of the Basel II, CRD requirements and the
  'Implementation of the CRD, 28 December 2008'
.  It was also additional to the
Central Bank
and
Financial Regulator's
Prudential Capital Assessment Review (PCAR), the results of which were announced on 30 March 2010.

·
The exercise was conducted using the scenarios, methodology and key assumptions provided by CEBS (see the aggregate report published on the CEBS website). As a result of the assumed shock under the adverse scenario, the estimated consolidated Tier 1 capital ratio would change to
7.2%
in 2011 compared to
7.0%
as of end of 2009. An additional sovereign risk scenario would have a further impact of
0.70
of a percentage point on the estimated Tier 1 capital ratio, bringing it to
6.5%
at the end of 2011, compared with the CRD regulatory minimum of
4%
.

·
The results of the stress suggest a
buffer
of
352
EUR mln of the Tier 1 capital would exist at 31 December 2011 against the threshold of 6% of Tier 1 capital adequacy ratio agreed exclusively for the purposes of this exercise. This threshold should by no means be interpreted as a regulatory minimum (the regulatory minimum for the Tier 1 capital ratio is set to 4%), nor as a capital target reflecting the risk profile of the institution determined as a result of the supervisory review process in Pillar 2 of the CRD.

·
AIB
has held discussions of the results of the stress test with its supervisor the
Central Bank
and
Financial Regulator.
To be clear AIB's capital requirements resulting from the PCAR announced on 30 March 2010 were:
(1) An additional €7.396bn of equity capital to meet the base case target of 7% equity, before taking account of projected asset disposals, and
(2) €4.865bn of Core Tier 1 capital, less any equity generated under paragraph 1 excluding conversion of preference shares held by the Government, to meet the base case target of 8% Core Tier 1.  This additional Core Tier 1 capital will also satisfy AIB's stress case target of 4% Core Tier 1.

AIB
submitted its capital plan to the Central Bank and Financial Regulator by the 30 April 2010, as required under the PCAR, which details AIB's plans to raise the PCAR capital requirements by the 31 December 2010, as required, through a combination of equity raising and asset disposals.

·
The stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures). Therefore, the information should in no way be construed as a forecast nor should it be taken as an update to capital plans. Consequently the numbers below may differ from numbers published previously by AIB. In addition, where the information does not reconcile to previously published information (e.g. annual statements or capital plans), this is a result of supervisory adjustments applied as part of the methodology of the stress test. In the interpretation of the outcome of the exercise, it is imperative to differentiate between the results obtained under the different scenarios developed for the purposes of the EU-wide exercise. The results of the adverse scenario should not be considered as representative of the current situation or possible present capital needs. A stress testing exercise does not provide forecasts of expected outcomes since the adverse scenarios are designed as "what-if" scenarios including plausible but extreme assumptions, which are therefore not very likely to materialise. Different stresses may produce different outcomes depending on the circumstances of each institution.

[1]
Directive EC/2006/48 - Capital Requirements Directive (CRD)as implemented by SI 660 and 661 of 2006
2

CB & FR
3
See:
http://www.c-ebs.org/EU-wide-stress-testing.aspx

AIB - Individual Results
At 31st December 2009	EUR mln
Total Tier 1 capital	8,542
Total regulatory capital	12,316
Total risk weighted assets*	121,605

Pre-impairment income (including operating expenses)	2,294
Impairment losses on financial assets in the banking book	-5,380

1 yr Loss rate on Corporate exposures (%)	4.60%
1 yr Loss rate on Retail exposures (%)[4]	0.66%

Tier 1 ratio (%)	7.0%

Outcomes of stress test scenarios
The stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures). Therefore, the information relative to the benchmark scenarios is provided only for comparison purposes and should in no way be construed as a forecast.

Benchmark scenario at 31 December 2011[5]	EUR mln
Total Tier 1 capital after the benchmark scenario	6,838
Total regulatory capital after the benchmark scenario	11,175
Total risk weighted assets after the benchmark scenario	72,313

Tier 1 ratio (%) after the benchmark scenario	9.5%

Adverse scenario at 31 December 2011[5]	EUR mln
Total Tier 1 capital after the adverse scenario	5,305
Total regulatory capital after the adverse scenario	9,642
Total risk weighted assets after the adverse scenario	73,771

2 yr cumulative pre-impairment income after the adverse scenario (including operating expenses)	901
2 yr cumulative impairment losses on financial assets in the banking book after the adverse scenario[5]	-9,829
2 yr cumulative losses on trading book after the adverse scenario[5]	-20

2 yr Loss rate on Corporate exposures (%)after the adverse scenario[4,5]	6.11%
2 yr Loss rate on Retail exposures (%)after the adverse scenario[4,5]	4.31%

Tier 1 ratio after the adverse scenario (%)	7.2%

Additional sovereign shock on the adverse scenario at 31 December 2011	EUR mln
Additional impairment losses on the banking book after the sovereign shock[5]	-606
Additional losses on sovereign exposures in the trading book after the sovereign shock[5]	-36

2 yr Loss rate on Corporate Exposures after the adverse scenario + sovereign shock (%)4,5,	6.38%
2 yr Loss rate on Retail exposures after the adverse scenario + sovereign shock (%)[4,5,6]	4.94%

Tier 1 ratio after the adverse scenario + sovereign shock (%)	6.5%

Additional capital needed to reach 6% Tier 1 ratio under adverse scenario + additional sovereign shock, at the end of 2011	Nil (surplus of 352)
*Inclusive of CRD transitional floor adjustments
4

Impairment losses as a % of corporate/retail exposures in AFS, HTM, and loans and receivables portfolios
5

Cumulative for 2010 and 2011
6

On the basis of losses estimated under both the adverse scenario and the additional sovereign shock

AIB - Group Exposures to central and local governments on a consolidated basis

Reporting Date	31 March 2010

EUR mln	Gross exposures (net of impairment)	Of which Banking Book	Of which Trading Book	Net exposures (net of impairment)
Austria	90	90	0	90
Belgium	66	66	0	66
Bulgaria	0	0	0	0
Cyprus	0	0	0	0
Czech Republic	0	0	0	0
Denmark	50	50	0	50
Estonia	0	0	0	0
Finland	25	25	0	25
France	845	845	0	845
Germany	525	525	0	525
Greece	41	41	0	41
Hungary	71	71	0	71
Iceland	0	0	0	0
Ireland	4,136	4,136	0	4,136
Italy	671	671	0	671
Latvia	0	0	0	0
Liechtenstein	0	0	0	0
Lithuania	0	0	0	0
Luxembourg	0	0	0	0
Malta	0	0	0	0
Netherlands	228	228	0	228
Norway	0	0	0	0
Poland	1,050	1,050	0	1,050
Portugal	257	257	0	257
Romania	0	0	0	0
Slovakia	0	0	0	0
Slovenia	0	0	0	0
Spain	391	391	0	391
Sweden	30	30	0	30
United Kingdom	1,088	1,088	0	1,088

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  23 July 2010

                                                        By: ___________________
                                              Maelíosa óHógartaigh
                                                                           Acting Chief Financial Officer
                                                 Allied Irish Banks, p.l.c.